FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2024

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- __________

AstraZeneca extends expiration of tender offer to acquire Icosavax

On January 17, 2024, AstraZeneca Finance and Holdings Inc. (“AstraZeneca”), a wholly owned subsidiary of AstraZeneca PLC, elected to withdraw its Premerger Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), in connection with AstraZeneca’s pending acquisition of Icosavax, Inc. (“Icosavax”), which was initially filed on December 18, 2023, and refiled such form on January 17, 2024. Following the refiling, which is to provide the U.S. Federal Trade Commission with additional time for review of the filing, the waiting period applicable to the pending acquisition will expire at 11:59 p.m., New York City time, on February 16, 2024.

On December 27, 2023, AstraZeneca, through a wholly owned subsidiary, initiated a tender offer to acquire all of Icosavax’s outstanding shares for a price of $15.00 per share in cash at closing, plus one non-tradable contingent value right per share representing the right to receive a contingent payment of up to $5.00 in cash upon achievement of specified milestones on or prior to the applicable outside date pursuant to the terms and subject to the other conditions set forth in the Contingent Value Rights Agreement.

The closing of the tender offer remains subject to, among other conditions, the expiration or termination of the applicable waiting period under the HSR Act. As a result, AstraZeneca PLC, AstraZeneca, and Isochrone Merger Sub Inc. (“Merger Sub”), a wholly owned subsidiary of AstraZeneca, are extending the tender offer, which was previously scheduled to expire at one minute after 11:59 p.m., New York City time, on January 26, 2024, until one minute after 11:59 p.m., New York City time, on February 16, 2024. The tender offer may be extended further in accordance with the merger agreement and the applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”). All other terms and conditions of the tender offer will remain unchanged during the extended period. Subject to the satisfaction of the conditions in the merger agreement, the acquisition is expected to close in the first quarter of 2024.

The depositary for the tender offer is Equiniti Trust Company, LLC, c/o Reorganization Department, 6201 15th Ave, Brooklyn, NY 11219. The depositary has advised AstraZeneca that, as of 5:00 p.m., Eastern time, on January 18, 2024, approximately 9,274,277 shares of Icosavax had been validly tendered and received, and not validly withdrawn, pursuant to the offer, representing approximately 18.3% of the outstanding shares of Icosavax as of such date and time. Stockholders who have already tendered their shares do not need to retender such shares or take any other action as a result of the extension of the tender offer.

The information agent for the tender offer is Innisfree M&A Incorporated, 501 Madison Avenue, 20th floor, New York, NY 10022. The tender offer materials may be obtained at no charge by directing a request by mail to Innisfree M&A Incorporated or by calling toll free at (888) 750-5835, and may also be obtained at no charge at the website maintained by the SEC at www.sec.gov.

Important information about the tender offer

This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Icosavax or any other securities, nor is it a substitute for the tender offer materials described herein. A tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, has been filed by AstraZeneca PLC, AstraZeneca and Merger Sub, with the SEC, and a solicitation/recommendation statement on Schedule 14D-9 has been filed by Icosavax with the SEC.

INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ BOTH THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES.

Investors and security holders may obtain a free copy of the Offer to Purchase, the related Letter of Transmittal, certain other tender offer documents and the Solicitation/Recommendation Statement and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to Innisfree M&A Incorporated, the information agent for the tender offer, by calling toll free at (888) 750-5835. In addition, Icosavax files annual, quarterly and current reports and other information, and AstraZeneca PLC files annual reports and other information with the SEC, which are available to the public from commercial document-retrieval services and at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by AstraZeneca PLC may be obtained at no charge on the investor relations page of AstraZeneca PLC’s internet website at www.astrazeneca.com/investors. Copies of the documents filed with the SEC by Icosavax may be obtained at no charge under the “Investors” section of Icosavax’s internet website at www.icosavax.com.

Forward-looking statements

This announcement may include statements that are not statements of historical fact, or “forward-looking statements,” including with respect to AstraZeneca’s proposed acquisition of Icosavax. Such forward-looking statements include, but are not limited to, the ability of AstraZeneca and Icosavax to complete the transactions contemplated by the acquisition agreement, including the parties’ ability to satisfy the conditions to the consummation of the offer contemplated thereby and the other conditions set forth in the merger agreement, statements about the expected timetable for completing the transaction, AstraZeneca’s and Icosavax’s beliefs and expectations and statements about the benefits sought to be achieved in AstraZeneca’s proposed acquisition of Icosavax, the potential effects of the acquisition on both AstraZeneca and Icosavax, the possibility of any termination of the merger agreement, as well as the expected benefits and success of IVX-A12 and any combination product. These statements are based upon the current beliefs and expectations of AstraZeneca’s and Icosavax’s management and are subject to significant risks and uncertainties. There can be no guarantees that the conditions to the closing of the proposed transaction will be satisfied on the expected timetable or at all or that IVX-A12 or any further vaccines using the virus-like particle technology will receive the necessary regulatory approvals or prove to be commercially successful if approved. If underlying assumptions prove inaccurate or risks or uncertainties materialise, actual results may differ materially from those set forth in the forward-looking statements.

Risks and uncertainties include, but are not limited to, uncertainties as to the timing of the offer and the subsequent merger; uncertainties as to how many of Icosavax’s stockholders will tender their shares in the offer; the possibility that various conditions to the consummation of the offer and the merger contemplated by the merger agreement may not be satisfied or waived; the ability to obtain necessary regulatory approvals or to obtain them on acceptable terms or within expected timing; the effects of disruption from the transactions contemplated by the merger agreement and the impact of the announcement and pendency of the transactions on Icosavax’s business; the risk that stockholder litigation in connection with the offer or the merger may result in significant costs of defense, indemnification and liability; the possibility that the achievement of the specified milestones described in the contingent value rights agreement may take longer to achieve than expected or may never be achieved and the resulting contingent milestone payments may never be realized; general industry conditions and competition; general economic factors, including interest rate and currency exchange rate fluctuations; the impact of COVID-19; the impact of pharmaceutical industry regulation and health care legislation in the United States and internationally; competition from other products; and challenges inherent in new product development, including obtaining regulatory approval.

None of AstraZeneca PLC, AstraZeneca, Merger Sub nor Icosavax undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in AstraZeneca PLC’s Annual Report on Form 20-F for the year ended 31 December 2022, Icosavax’s Annual Report on Form 10-K for the year ended 31 December 2022 and Icosavax’s Quarterly Reports on Form 10-Q for the three months ended 31 March 2023, 30 June 2023 and 30 September 2023, in each case as amended by any subsequent filings made with the SEC. These and other filings made by AstraZeneca PLC and Icosavax with the SEC are available at www.sec.gov.

AstraZeneca

AstraZeneca PLC (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca PLC operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the company on social media @AstraZeneca.

Contacts

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 19, 2024

ASTRAZENECA PLC

By:	/s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary